02041536

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	June 19, 2002

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

Date: June 19, 2002

The Securities Authority,
22 Kanfei Nesharim Street,
Jerusalem.

Tel Aviv Stock Exchange
54 Echad Haam Street,
Tel Aviv

Registrar of Companies
P.O. Box 767,
Jerusalem.

Re: Immediate Report

1. The Company announces that in the afternoon of June 18, 2002 it received the approval of the Tel Aviv District Court to convene, at the Company's request, a General Meeting (**"the Meeting"**) of the holders of the non-marketable bonds of the Company which were issued at different times during the years 1997 – 2000, in favor of various lenders (**"the Bondholders"**) as detailed below for a discussion and decision relating to the Company's proposal for an arrangement between it and the bondholders, in accordance with the wording of an agreement attached to the application to the Court (**"the Arrangement"** or **"the Agreement"**), the main points of which are set forth in the announcement attached to this Immediate Report (**"the Notice"**).

2. The Company informs that the above Arrangement was approved, in writing, by approx. 87.28% of the total debt to the non marketable bondholders.

3. The meeting will convene at the offices of the Company's attorneys Messrs. Y. Zaltzman & Co., 6th floor, 6 Hachilazon Street, Ramat Gan (telephone no. 03-6111800) on July 17, 2002 at 10.00 a.m.

4. The Notice is being published concurrently with this Immediate Report also in 2 daily newspapers, published in Israel in Hebrew and is being sent by post to bondholders, to their addresses registered with the Company.

5. A copy of the Notice is attached to this Immediate Report and is an integral part thereof.

Sincerely yours,

Adv. Yair Kohavi
Corporate Secretary

Notice

Electrochemical Industries (1952) Ltd. ("the Company")

1. Pursuant to the decision of the Tel Aviv – Jaffa District Court of June 18, 2002 in file 1517/02, notice is hereby given to all holders of non-marketable bonds of the Company (marked with the numbers 6 to 13) which were issued at different times during the years 1997 and 2000, in favor of various lenders (**"the Bondholders"**) as detailed below (**"the Bonds"**), regarding the **convening of a meeting** of bondholders (**"the Meeting"**) which will convene on July 17, 2002 at 10.00 a.m. at the offices of the Company's attornies Messrs. Y. Zaltzman & Co., 6th floor, 17 Hachilazon Street, Ramat Gan, **and the agenda of the meeting is**:

   The Company's proposal for an arrangement between the Company and the Bondholders, as detailed in the Agreement (**"the Agreement"**) which can be studied at the Company's registered office.

2. The main points of the proposed arrangement detailed in the Agreement are as follows:

   2.1 80% of the amount of payment of the principal in accordance with the original bond agreements with the bondholders which were to be repaid from December 2001 to December 2003 (inclusive), will be postponed and paid to the bond shareholders 24 months after the original date of each payment. The total of this 80% for all the bondholders is about NIS 30 million.

   The remaining 20% of the payments of the above principal and the interest payments on the total principal balance will be paid in accordance with the original repayment dates as agreed in the original agreements with the bondholders.

   2.2 For the period up to December 2003, the Company will not be required to comply with the financial ratio conditions as appear in the original agreements with the bondholders.

   2.3 All the bondholders will receive payment of additional interest on the bonds for a total aggregate amount of up to US $ 1,650 thousand dollars which will be paid at the earliest in 2008, on compliance with the financial ratios stipulated in the agreement, and this in the ratio of the proportion of every bondholder in the postponed debt to the total of the postponed debt.

   2.4 The Company will allot to the bondholders options which can be exercised to the Company's shares, which will give, after full and immediate dilution, an aggregate of 8% of the issued share capital of the Company, in accordance with the terms set forth in the agreement and according to the ratio mentioned in clause 2.3 above.

   2.5 Implementation of the arrangement is subject to the approval of the majority required in the General Meeting (as mentioned in clause 4 below), and every approval and license required by law.

2.6 Approval of the arrangement by the Meeting with the required majority will apply to all the bondholders, and the said decision will be seen, after its approval by the Tel Aviv District Court, as an agreement, according to the wording of the agreement, between all the bondholders and the Company.

3. Every bondholder, as registered in the Company's register of bondholders, who wishes to participate and vote at the meeting, whether himself or by proxy, must deliver to the Company's registered office, proxy, properly signed and certified, by virtue of which he wishes to participate in the aforesaid meeting, in the form of the proxy which is obtainable at the Company's offices **or** a copy of the arrangement agreement signed by him and which is also a deed of voting by him on the decision to approve the arrangement and as a vote on his behalf at the meeting.

4. Pursuant to the provisions of Section 350(i) of the Companies Law – 1999 ("**the Companies Law**") a majority of those present and voting is required (as mentioned in clause 3 above) who together hold three quarters of the value represented at the vote, in order to approve the arrangement. The results of the meeting will be submitted to the Tel Aviv District Court after the meeting, in order to obtain its approval for the arrangement, as mentioned in section 350(i) above.

5. It is possible to study the application, the arrangement, the agreement and its appendices at the Company's offices in the industrial area of Akko on Sundays to Thursdays between 9.00 a.m. and 4.00 p.m. (telephone (04-9851497) or obtain a copy of the arrangement (the Agreement) and/or the form of the proxy, mentioned in clause 3 above.

Electrochemical Industries (1952) Ltd.

Date: June 19, 2002

Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: 6/19/02

By: ....
Yair Kohavi, Adv.
Corporate Secretary